SPL
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03037536

FILE NO.
82 - 34708

03 NOV 19 AM 7:21

November 17, 2003

VIA FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated November 12, 2003 (in Dutch and accompanied by its English translation), with an explanatory Annex.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(22ndsubm) 11-17-03fdx.com

FILE NO.
82 - 34708

03 NOV 19 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.949,93 ....
Gestort kapitaal	:EUR 745.949,93 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

<u>Onderneming</u>:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 12-11-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00002

	Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Gruffat, Jean-Claude
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Peirce, Roger Leland
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten van Amerika
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, Ver. Staten van Amerika
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Israelstam, Lenard Sidney
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika
Adres	:Nachshol street 4, Arsuf 46920, Israël
Infunctietreding	:06-10-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Alleen geldig indien door de kamer voorzien van een ondertekening.

16,00 12-11-2003 Blad 00003 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00003

42,32 Haarlem, 12-11-2003

Voor uittreksel

mw. J.H.M. Adelaar

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.949,93
Paid up capital	:EUR 745.949,93
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 12-11-2003 Page 00002 follows.

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Israelstam, Lenard Sidney ....
Date and place of birth	:14-02-1936, Johannesburg, South-Africa ....
Address	:Nachshol street 4, Arsuf 46920, Israel ....
Date of entry into office	:06-10-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

45,00

Haarlem, 12-11-2003

J.H.M. ADELAAR

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: November 12, 2003

Changes registered with the Trade Register as evidenced by this extract:

- Appointment of L.S. Israelstam as Managing Director per October 6, 2003, registered with the Trade Register by means of filing a Form 11 and a Form 18.